Press Release SR #09-06

August 16, 2006

PRIVATE PLACEMENT UNIT FINANCING

Sutcliffe Resources Ltd. (the “Company”) is announcing a private placement of 3,334,000 units at $0.75 per unit to raise $2,500,500. Each unit will consist of one common share and one-half of a share purchase warrant. Each full share purchase warrant will entitle the warrant holder to purchase an additional share at $0.85 per share for a period of two years from the closing of the financing.

The funds raised will be used for general corporate purposes.

Finders fees will be paid, where applicable, commensurate with TSX Venture Exchange policies.

On behalf of the Board of Directors

“Laurence Stephenson”

Laurence Stephenson,
President

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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